October 31, 2013

Ms. Nora Everett, President
Principal Variable Contracts Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Ms. Everett

Principal Financial Services, Inc. intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
LargeCap S&P 500 Managed Volatility Index Account – Class 1	$5,000,000	500,000

Each share of the LargeCap S&P 500 Managed Volatility Index Account has a par value of $0.01 and a price of $10 per share. In connection with such purchase, Principal Financial Services, Inc. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL FINANCIAL SERVICES, INC.

BY __/s/ Michael D. Roughton_________________
Michael D. Roughton
Vice President and Associate General Counsel